FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, C.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Act of 1934

For the month of:  November, 2002
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Las Vegas From Home.com Entertainment Inc.
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(Translation of registrant's name into English)


1460-701 West Georgia Street
P.O. Box 10147, Pacific Centre
Vancouver, BC, Canada V7Y 1C6
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(Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  	X		Form 40-F
		---				---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes				No		X
		---				---



BC FORM 53-901F
 	(Previously Form 27)

 	SECURITIES ACT (BRITISH COLUMBIA)

	MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT


1.  Reporting Issuer:

	Las Vegas From Home.com Entertainment Inc. (the "Company")
	P.O. Box 10147
	#1460-701 West Georgia Street
	Vancouver, BC  V7Y 1C6


2.  Date of Material Change:

	   November 4, 2002


3.  News Release:

	News release was disseminated via Vancouver Stockwatch and Market News Publishing.


4. Summary of Material Change:

	The Company granted a total of 1,583,000 incentive share purchase options to directors and employees all at Canadian $0.10 per common share. The incentive share purchase options granted will be subject to a four month hold period, and are vested in stages over a period of 12 months.

	Furthermore, the Company amended a total of 166,374 incentive share purchase options previously granted to a director and three employees as to the exercise price only to Canadian
	$0.10 per common share.

	The granting of the 1,583,000 incentive share purchase options, and the repricing of the 166,374 previously granted incentive share purchase options, are both subject to regulatory approval.

5.  Full Description of Material Change:

	See attached Schedule "A"

6.  Senior Officer:

	Bedo H. Kalpakian, the Chairman of the Company, is knowledgeable about the material change and this report, and may be contacted at (604) 681-0204 for further information.


7.  Statement of Senior Officer:

	The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia this 4th day of November, 2002.


LAS VEGAS FROM HOME.COM
ENTERTAINMENT INC.

"Bedo H. Kalpakian"
-----------------------
Chairman



c.c.: 	TSX Venture Exchange
	Attention:  Listings

	Alberta Securities Commission
	Attention:  Continuous Disclosure

	Anfield Sujir Kennedy & Durno
	Attention:  Michael Kennedy



SCHEDULE "A"

NEWS RELEASE


Symbols: LVH.TSX Venture Exchange
	 LVFHF.OTC Bulletin Board
	 LVH.Berlin Stock Exchange

November 4, 2002


The Company has today granted a total of 1,583,000 incentive share purchase options to directors and employees all at Canadian $0.10 per common share. The incentive share purchase options granted will be subject to a four month hold period, and are vested in stages over a period of 12 months.

Furthermore, the Company has today amended a total of 166,374 incentive share purchase options previously granted to a director and three employees as to the exercise price only to Canadian
$0.10 per common share.

The granting of the 1,583,000 incentive share purchase options, and the repricing of the 166,374 previously granted incentive share purchase options, are both subject to regulatory approval.


FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US
AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE
AT WWW.LVFH.COM

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

"Bedo H. Kalpakian"
------------------------------------------
Bedo H. Kalpakian,
Chairman


THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES
NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR
ACCURACY OF THIS RELEASE.






Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Las Vegas From Home.com Entertainment Inc.
-------------------------------------------
(Registrant)

By:	"Bedo H. Kalpakian"
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	(BEDO H. KALPAKIAN, Chairman)

Date:	November 20, 2002
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